UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

Warner Bros. Discovery, Inc.

(Name of Subject Company (Issuer))

Prince Sub Inc.

(Offeror)

a direct wholly owned subsidiary of

Paramount Skydance Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series A Common Stock, par value $0.01 per share

(Title of Class of Securities)

934423104

(CUSIP Number of Class of Securities)

Makan Delrahim

Chief Legal Officer

Paramount Skydance Corporation

1515 Broadway

New York, New York 10036

(212) 258-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Copies to:

Faiza J. Saeed Andrew J. Pitts C. Daniel Haaren Daniel J. Cerqueira Claudia J. Ricciardi Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, New York 10001 (212) 474-1000	Ian Nussbaum Max Schleusener Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“Paramount”), and (ii) Paramount, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by the Purchaser and Paramount. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Warner Bros. Discovery, Inc., a Delaware corporation (“Warner Bros.”), at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on December 8, 2025, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on December 8, 2025.

Except as otherwise set forth in this Amendment, the information in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 11

The Offer to Purchase, Letter of Transmittal and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The Offer was scheduled to expire at 5:00 p.m., New York City time, on January 8, 2026. The Expiration Date of the Offer is extended until 5:00 p.m., New York City time, on January 21, 2026, unless further extended. As of December 19, 2025, 397,252 Shares had validly tendered in, and not withdrawn from, the Offer.

All references regarding the scheduled expiration of the Offer being “5:00 p.m., New York City time, on January 8, 2026” set forth in the Offer to Purchase or Letter of Transmittal are hereby amended and replaced with “5:00 p.m., New York City time, on January 21, 2026.”

2.	The second, third, fourth and fifth paragraphs on the cover page of the Offer to Purchase are hereby amended and restated in their entirety as follows:

We are seeking to enter into a definitive agreement for the acquisition of Warner Bros. by Paramount, and are prepared to engage with Warner Bros. immediately. On December 4, 2025, we made a proposal to acquire Warner Bros. for $30.00 per Share pursuant to a merger agreement and related equity and debt financing commitments, which are attached to this Offer to Purchase as part of Annex A (our “Prior Proposal”, and the form of merger agreement contained within the Prior Proposal and attached to this Offer to Purchase as part of Annex A, the “December 4 Paramount/Warner Bros. Merger Agreement”). On December 8, 2025, we filed this Offer on Schedule TO to bring the Prior Proposal directly to the Warner Bros. stockholders and the board of directors of Warner Bros (the Offer, on the terms and conditions contained in this Offer to Purchase prior to the Amendment No. 7 to the Schedule TO to which this Offer to Purchase forms a part, the “December 8 Offer”). We amended this Offer to address Warner Bros. stated concerns regarding the Prior Proposal and the December 8 Offer by adding the additional provisions and changes described herein (the Offer, on the terms and conditions contained in this Offer to Purchase as amended by Amendment No. 7 to the Schedule TO-T to which this Offer to Purchase forms a part, the “December 22 Offer”), which amendment includes in Annex B a proposed merger agreement to be entered into between Paramount and Warner Bros., related equity and debt financing commitments, and evidence of the ownership of approximately 1.16 billion shares of the common stock of Oracle Corporation (NYSE: ORCL) (“Oracle”) by The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended (the “Ellison Trust”). Warner Bros. chose a financially inferior and more uncertain and complex transaction as contemplated by the Netflix Merger Agreement (the “Proposed Netflix Transaction”) instead of our clearly superior Prior Proposal. We are making the Offer directly to Warner Bros. stockholders to enable them to take action to receive the superior value of the Offer.

THIS OFFER IS NOT SUBJECT TO ANY FINANCING CONDITION. The Ellison Trust and a fund affiliated with RedBird Capital Management (“RedBird”) will provide the necessary equity financing for the payment of the Offer Price for all Shares in the Offer. Such equity financing will be provided pursuant to equity financing commitments substantially consistent with those included in our Prior Proposal (with such changes as are necessary to reflect the Offer and a second-step merger rather than the single-step merger in such Prior Proposal). The Ellison Trust has financial resources well in excess of what would be required to meet its commitments to be entered into in connection with the Offer and the second-step merger, including, among many other assets and financial resources available to it, record and beneficial ownership of approximately 1.16 billion shares of Oracle stock with a market value of approximately $252 billion as of the date of this Offer to Purchase. As has been previously disclosed in public filings, the Ellison Trust provided an equity commitment to Skydance in the Paramount-Skydance combination (which information is publicly available with the SEC and FCC), publicly files information about its sales of Oracle stock with the SEC on Form 144, and has publicly participated in other major transactions such as the take private of Twitter, among others. Based upon the combination of Paramount’s financial resources, the subscription agreements to be entered into by the Ellison Trust and RedBird in connection with the Offer, and future financing transactions (or amounts available under a senior secured bridge facility of up to $54 billion), we will have sufficient funds to pay the Offer Price for all Shares in the Offer. Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $40.4 billion funding obligation.

Consummation of the Offer is conditioned upon, among other things, the following conditions: (i) Warner Bros. shall have entered into a definitive merger agreement with Paramount and the Purchaser substantially in the form of the merger agreement attached to the Offer to Purchase as part of Annex B (the “December 22 Paramount/Warner Bros. Merger Agreement”), other than changes required to reflect completion of the Offer followed by a second-step merger under Section 251(h) of the DGCL and any other changes mutually agreed between Warner Bros. and Paramount; (ii) the Warner Bros. Separation (as defined in “The Offer - Section 8 - Certain Information Concerning Warner Bros.”) shall not have been consummated (and no dividend to effectuate the Warner Bros. Separation shall have been declared or made); (iii) Warner Bros. stockholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that constitutes a majority of the then-outstanding Shares on a fully diluted basis; (iv) the restrictions on business combinations under Section 203 of the DGCL shall be inapplicable to the second-step merger following the Offer; (v) the waiting period applicable to the Offer and the second-step merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, and any commitments not to close the Offer or the second-step merger before a certain date under a timing agreement entered into by Paramount or the Purchaser with any governmental entity shall have expired or been terminated and any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority shall have expired or been obtained; (vi) no governmental entity shall after the date of the Offer to Purchase have enacted, issued or promulgated any law or order that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the second-step merger; (vii) there shall not have occurred any effect, event, development, change, state of facts, condition, circumstance or occurrence, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as defined in “The Offer-Section 14-Conditions of the Offer”); (viii) no approval, clearance, consent, registration, permit, authorization or other confirmation required under applicable law or by any governmental body, agency or authority in connection with the consummation of the Offer or the second-step merger shall have imposed any remedy that, individually or in the aggregate with all other remedies imposed, to be taken or agreed to, would reasonably be expected to have a material adverse effect on the combined company following consummation of the Offer and the second-step merger; (ix) the Agreement and Plan of Merger, dated December 4, 2025 (as amended from time to time, the “Netflix Merger Agreement”), among Netflix, Inc., a Delaware corporation (“Netflix”), Nightingale Sub, Inc., a Delaware corporation and wholly owned subsidiary of Netflix, Warner Bros. and New Topco 25, Inc., a Delaware corporation and wholly owned subsidiary of Warner Bros., shall have been validly terminated in accordance with its terms and Warner Bros. stockholders shall not have adopted the Netflix Merger Agreement and shall not have approved the transactions contemplated thereby; and (x) Warner Bros. shall have retained 100% ownership of its Global Networks business.

The December 22 Paramount/Warner Bros. Merger Agreement also contains other closing conditions to the Offer and the second-step merger. Please see the sections of this Offer to Purchase entitled “The Offer-Section 14-Conditions of the Offer”, “The Offer-Section 11-Background of the Offer; Other Transactions with Warner Bros.” and “The Offer - Section 12 - Purpose of the Offer and the Potential Merger; Plans for Warner Bros.; Statutory Requirements; Approval of the Potential Merger.”

3.	The first paragraph in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and restated in its entirety as follows:

Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“Paramount”), is offering to purchase all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Warner Bros. Discovery, Inc., a Delaware corporation (“Warner Bros.”), at $30.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related letter of transmittal that accompanies this Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”, and the Offer as made on the terms and conditions contained in this Offer to Purchase prior to the Amendment No. 7 to the Schedule TO to which this Offer to Purchase forms a part, the “December 8 Offer”).

4.	The below questions in the section of the Offer to Purchase entitled “Summary Term Sheet” are hereby amended and restated in their entirety as follows:

Why is Paramount making the Offer?

On December 4, 2025, we submitted our Prior Proposal to acquire Warner Bros. for $30.00 per Share pursuant to the December 4 Paramount/Warner Bros. Merger Agreement and related equity and debt financing commitments. On December 8, 2025, we brought the Prior Proposal directly to Warner Bros. stockholders and the Warner Bros. Board through the filing of the December 8 Offer. Warner Bros. chose a financially inferior and more uncertain and complex transaction as contemplated by the Netflix Merger Agreement instead of our clearly superior Prior Proposal. We are making the Offer directly to Warner Bros. stockholders to enable them to take action to receive the superior value of the Offer.

THIS OFFER IS NOT SUBJECT TO ANY FINANCING CONDITION. The Lawrence J. Ellison Revocable Trust u/a/d 1/22/88, as amended (the “Ellison Trust”) and a fund affiliated with RedBird Capital Management (“RedBird”) will provide the necessary equity financing for the payment of the Offer Price for all Shares in the Offer. Such equity financing will be provided pursuant to equity financing commitments substantially consistent with those included in our Prior Proposal (with such changes as are necessary to reflect the Offer and a second-step merger rather than the single-step merger in such Prior Proposal). The Ellison Trust has financial resources well in excess of what would be required to meet its commitments to be entered into in connection with the Offer and the second-step merger, including, among many other assets and financial resources available to it, record and beneficial ownership of approximately 1.16 billion shares of Oracle Corporation (NYSE: ORCL) (“Oracle”) stock with a market value of approximately $252 billion as of the date of this Offer to Purchase. As has been previously disclosed in public filings, the Ellison Trust provided an equity commitment to Skydance in the Paramount-Skydance combination (which information is publicly available with the SEC and FCC), publicly files information about its sales of Oracle stock with the SEC on Form 144, and has publicly participated in other major transactions such as the take private of Twitter, among others. Based upon the combination of Paramount’s financial resources, the subscription agreements to be entered into by the Ellison Trust and RedBird in connection with the Offer, and future financing transactions (or amounts available under a senior secured bridge facility of up to $54 billion), we will have sufficient funds to pay the Offer Price for all Shares in the Offer. Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $40.4 billion funding obligation.

How does the Offer relate to the Warner Bros. Separation?

Paramount is seeking to acquire all of Warner Bros. The Offer is conditioned on the Warner Bros. Separation not being consummated (and no dividend to effectuate the Warner Bros. Separation shall have been declared or made).  The Offer is further conditioned on Warner Bros. having retained 100% of its Global Networks business.

Have you discussed the Offer with the Warner Bros. Board?

No. Prior to the commencement of the Offer, Paramount had submitted six acquisition proposals to the Warner Bros. Board over the preceding twelve weeks, each of which was rejected. Paramount believes that the Offer is clearly superior to the Proposed Netflix Transaction. We brought the December 8 Offer directly to the Warner Bros. stockholders and the Warner Bros. Board to ensure that they had the full terms of our Prior Proposal and the December 8 Offer. On December 17, 2025, Warner Bros. filed a solicitation/recommendation statement on Schedule 14D-9 containing the recommendation of the Warner Bros. Board that Warner Bros. stockholders not tender their shares to Paramount in the December 8 Offer. For more information, please see the section of this Offer to Purchase entitled “The Offer- Section 11-Background of the Offer; Other Transactions with Warner Bros.”

What are the conditions of the Offer?

The Offer is conditioned upon, among other things, the following:

•	Paramount/Warner Bros. Merger Agreement Condition-Warner Bros. shall have entered into a definitive merger agreement with Paramount and the Purchaser substantially in the form of the merger agreement attached to the Offer to Purchase as part of Annex B (the “December 22 Paramount/Warner Bros. Merger Agreement”), other than changes required to reflect completion of the Offer followed by a second-step merger under Section 251(h) of the DGCL and any other changes mutually agreed between Warner Bros. and Paramount. For a description of certain provisions of the December 22 Paramount/Warner Bros. Merger Agreement, please see the section of this Offer to Purchase entitled “Background of the Offer; Other Transactions with Warner Bros.”

•	Warner Bros. Separation Condition-The Warner Bros. Separation shall not have been consummated (and no dividend to effectuate the Warner Bros. Separation shall have been declared or made).

•	Minimum Tender Condition-Warner Bros. stockholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that constitutes a majority of the then-outstanding Shares on a fully diluted basis.

•	Section 203 Condition-The restrictions on business combinations under Section 203 of the DGCL shall be inapplicable to the second-step merger following the Offer.

•	Competition Laws Condition-The waiting period applicable to the Offer and the second-step merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, and any commitments not to close the Offer or the second-step merger before a certain date under a timing agreement entered into by Paramount or the Purchaser with any governmental entity shall have expired or been terminated and any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority shall have expired or been obtained.

•	Injunction Condition-No governmental entity shall after the date of the Offer to Purchase have enacted, issued or promulgated any law or order that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the second-step merger.

•	Material Adverse Effect Condition-There shall not have occurred any effect, event, development, change, state of facts, condition, circumstance or occurrence, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

•	Regulatory Material Adverse Effect Condition-No approval, clearance, consent, registration, permit, authorization or other confirmation required under applicable law or by any governmental body, agency or authority in connection with the consummation of the Offer or the second-step merger shall have imposed any remedy that, individually or in the aggregate with all other remedies imposed, to be taken or agreed to, would reasonably be expected to have a material adverse effect on the combined company following consummation of the Offer and the second-step merger.

•	Termination of Netflix Merger Agreement/Shareholder Vote Condition-The Agreement and Plan of Merger, dated December 4, 2025 (as amended from time to time, the “Netflix Merger Agreement”), among Netflix, Nightingale Sub, Warner Bros. and Newco shall have been validly terminated in accordance with its terms and Warner Bros. stockholders shall not have adopted the Netflix Merger Agreement and shall not have approved the transactions contemplated thereby.

•	Global Networks Ownership Condition- Warner Bros. shall have retained 100% ownership of its Global Networks business.

The Offer is not subject to any financing conditions, Committee on Foreign Investment in the United States (“CFIUS”) clearance and, so long as Warner Bros. provides certain cooperation contemplated by the December 22 Paramount/Warner Bros. Merger Agreement, Federal Communications Commission (“FCC”) approval.

For more information, please see the section of this Offer to Purchase entitled “The Offer-Section 14-Conditions of the Offer”.

What does the Warner Bros. Board think of the Offer?

On December 17, 2025, Warner Bros. filed a solicitation/recommendation statement on Schedule 14D-9 containing the recommendation of the Warner Bros. Board that Warner Bros. stockholders not tender their shares to Paramount in the December 8 Offer. See “The Offer - Section 11 - Background of the Offer; Other Transactions with Warner Bros.”

How do the terms of the December 22 Paramount/Warner Bros. Merger Agreement compare to the terms contained in the Netflix Merger Agreement?

We believe that our proposal to acquire Warner Bros. is clearly superior and offers greater value and certainty to Warner Bros. stockholders. A tabular comparison of key terms of the December 22 Paramount/Warner Bros. Merger Agreement and the Netflix Merger Agreement is provided below, which comparison is qualified in its entirety by reference to the full text of the corresponding agreements:

Term	Netflix Merger Agreement	December 22 Paramount/Warner Bros. Merger Agreement
Structure	• Acquisition of the Streaming & Studios businesses following an internal reorganization and a spin-off of the Global Networks businesses and other assets into SpinCo	• Acquisition of all of Warner Bros.
Consideration

•      $23.25 per Warner Bros. share in cash, plus

o    a to-be-determined number of shares of Netflix stock equal to:

▪      0.0376, if the 15-day volume-weighted average trading price prior to closing (the “Netflix VWAP”) is equal to or greater than $119.67;

▪      the quotient obtained by dividing $4.50 by the Netflix VWAP, if the Netflix VWAP is greater than $97.91 but less than $119.67; or

▪      0.0460, if the Netflix VWAP is less than or equal to $97.91

• $30 per Warner Bros. share in cash

•      Consideration payable to Warner Bros. stockholders is subject to dollar-for-dollar reduction based on the net debt of SpinCo (which reduction in consideration is left to Warner Bros., in its sole discretion)

• No reduction to consideration
Financing	• $59.0 billion of debt financing provided by Wells Fargo, BNP and HSBC

•       $40.7 billion of equity capital provided by the Ellison Trust and RedBird

o      Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $40.4 billion equity commitment

•      $54.0 billion of debt financing provided by BofA, Citi and Apollo

Regulatory Efforts Commitment

•      No requirement to agree to any remedy that:

o      would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business or financial condition of Streaming & Studios; or

o      involves, applies to, restricts, or affects the operation, contracts, business or assets of Netflix

•      Commitment to litigate

•      No requirement to agree to any remedy that, individually or in the aggregate with all other remedies, would reasonably be expected to have a material adverse effect on Paramount and its subsidiaries, including Warner Bros. and its subsidiaries

•      Commitment to litigate

Regulatory Reverse Termination Fee	• $5.8 billion, payable by Netflix upon, among other things, termination for failure to obtain required regulatory approvals	• Same
Outside Date	• 21 months (15 months plus two 3-month extensions if required regulatory approvals have not been obtained)	• 18 months (12 months plus two 3-month extensions if required regulatory approvals have not been obtained)
Warner Bros. Termination Fee	• $2.8 billion (~3.89% of equity value), payable by Warner Bros. upon, among other things, termination for Superior Proposal	• 3.75% of equity value (~$2.9 billion), payable by Warner Bros. upon, among other things, termination for Superior Proposal

Does Paramount have the financial resources available to it to pay for the Shares?

Yes, the Offer is not subject to a financing condition.

We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the second-step merger, including purchase of all of the outstanding Shares in the Offer, payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Potential Merger and the refinancing of Warner Bros.’s outstanding indebtedness, will be approximately $99.9 billion. Based upon the combination of Paramount’s financial resources, the subscription agreements to be entered into by the Ellison Trust and RedBird in connection with the Offer, and future financing transactions (or amounts available under a senior secured bridge facility of up to $54 billion), we will have sufficient funds to pay the Offer Price for all Shares in the Offer. More specifically, with respect to the debt and equity financing, required for the payment of the Offer Price for all Shares in the Offer:

•	Paramount has entered into a commitment letter (as amended by that certain Amendment No. 1 thereto, the “Debt Commitment Letter”) pursuant to which BofA Securities, Inc., Bank of America, N.A., Citigroup Global Markets Inc., Apollo Global Funding, LLC and Apollo Capital Management, L.P. (collectively, the “Debt Commitment Parties”) have committed to provide, subject to certain conditions, financing for Paramount’s acquisition of Warner Bros. The Debt Commitment Letter provides for a senior secured bridge facility of up to $54 billion for purposes of financing Paramount’s acquisition of Warner Bros. (the “Debt Financing Commitment”); and

•	Prior to or concurrently with the entry into the December 22 Paramount/Warner Bros. Merger Agreement, Paramount, the Ellison Trust and RedBird will enter into Subscription Agreements providing for a private placement investment in an aggregate amount of up to $40,650,000,000. For further information about the equity financing, see “The Offer - Section 10 -Source and Amount of Funds”.

Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $40.4 billion funding obligation.

THIS OFFER IS NOT SUBJECT TO ANY FINANCING CONDITION.

Is your financial condition material to my decision to tender in the Offer?

We do not believe that our financial condition is material to your decision whether to tender Shares and accept the Offer because the Offer is being made for all Shares solely for cash. The Offer is not subject to any financing condition; and as described in “The Offer - Section 10 - Source and Amount of Funds” below, the Purchaser, through Paramount, will have sufficient funds available to purchase all Shares validly tendered into the Offer. The Bridge Facility (as defined in “The Offer - Section 10 - Source and Amount of Funds”) arranged for Paramount in connection with the Offer and the Subscription Agreements provide for a “certain funds” commitment and do not contain any financial covenant conditions that would prevent Paramount from consummating the Offer. Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $40.4 billion funding obligation.

5.	The third, fourth, fifth and eighth paragraphs in the Introduction to the Offer to Purchase are hereby amended and restated in their entirety as follows:

THIS OFFER IS NOT SUBJECT TO ANY FINANCING CONDITION. The Lawrence J. Ellison Revocable Trust u/a/d 1/22/88, as amended (the “Ellison Trust”) and a fund affiliated with RedBird Capital Management (“RedBird”) will provide the necessary equity financing for the payment of the Offer Price for all Shares in the Offer. Such equity financing will be provided pursuant to equity financing commitments substantially consistent with those included in our Prior Proposal (with such changes as are necessary to reflect the Offer and a second-step merger rather than the single-step merger in such Prior Proposal). The Ellison Trust has financial resources well in excess of what would be required to meet its commitments to be entered into in connection with the Offer and the second-step merger, including, among many other assets and financial resources available to it, record and beneficial ownership of approximately 1.16 billion shares of Oracle Corporation (NYSE: ORCL) (“Oracle”) stock with a market value of approximately $252 billion as of the date of this Offer to Purchase. As has been previously disclosed in public filings, the Ellison Trust provided an equity commitment to Skydance in the Paramount-Skydance combination (which information is publicly available with the SEC and FCC), publicly files information about its sales of Oracle stock with the SEC on Form 144, and has publicly participated in other major transactions such as the take private of Twitter, among others. Based upon the combination of Paramount’s cash on hand, the subscription agreements to be entered into by the Ellison Trust and RedBird in connection with the Offer, and future financing transactions (or amounts available under a senior secured bridge facility of up to $54 billion), we will have sufficient funds to pay the Offer Price for all Shares in the Offer. Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $40.4 billion funding obligation.

Consummation of the Offer is conditioned upon, among other things, the following conditions: (i) Warner Bros. shall have entered into a definitive merger agreement with Paramount and the Purchaser substantially in the form of the merger agreement attached to the Offer to Purchase as part of Annex B (the “December 22 Paramount/Warner Bros. Merger Agreement”), other than changes required to reflect completion of the Offer followed by a second-step merger under Section 251(h) of the DGCL and any other changes mutually agreed between Warner Bros. and Paramount; (ii) the Warner Bros. Separation (as defined in “The Offer - Section 8 - Certain Information Concerning Warner Bros.”) shall not have been consummated (and no dividend to effectuate the Warner Bros. Separation shall have been declared or made); (iii) Warner Bros. stockholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that constitutes a majority of the then-outstanding Shares on a fully diluted basis; (iv) the restrictions on business combinations under Section 203 of the DGCL shall be inapplicable to the second-step merger following the Offer; (v) the waiting period applicable to the Offer and the second-step merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, and any commitments not to close the Offer or the second-step merger before a certain date under a timing agreement entered into by Paramount or the Purchaser with any governmental entity shall have expired or been terminated and any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority shall have expired or been obtained; (vi) no governmental entity shall after the date of the Offer to Purchase have enacted, issued or promulgated any law or order that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the second-step merger; (vii) there shall not have occurred any effect, event, development, change, state of facts, condition, circumstance or occurrence, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as defined in “The Offer-Section 14-Conditions of the Offer”); (viii) no approval, clearance, consent, registration, permit, authorization or other confirmation required under applicable law or by any governmental body, agency or authority in connection with the consummation of the Offer or the second-step merger shall have imposed any remedy that, individually or in the aggregate with all other remedies imposed, to be taken or agreed to, would reasonably be expected to have a material adverse effect on the combined company following consummation of the Offer and the second-step merger; (ix) the Agreement and Plan of Merger, dated December 4, 2025 (as amended from time to time, the “Netflix Merger Agreement”), among Netflix, Inc., a Delaware corporation (“Netflix”), Nightingale Sub, Inc., a Delaware corporation and wholly owned subsidiary of Netflix, Warner Bros. and New Topco 25, Inc., a Delaware corporation and wholly owned subsidiary of Warner Bros., shall have been validly terminated in accordance with its terms and Warner Bros. stockholders shall not have adopted the Netflix Merger Agreement and shall not have approved the transactions contemplated thereby; and (x) Warner Bros. shall have retained 100% ownership of its Global Networks business.

The December 22 Paramount/Warner Bros. Merger Agreement also contains other closing conditions to the Offer and the second-step merger. Please see the sections of this Offer to Purchase entitled “The Offer-Section 14-Conditions of the Offer”, “The Offer-Section 11-Background of the Offer; Other Transactions with Warner Bros.” and “The Offer - Section 12 - Purpose of the Offer and the Potential Merger; Plans for Warner Bros.; Statutory Requirements; Approval of the Potential Merger.”

We are seeking to enter into a definitive agreement for the acquisition of Warner Bros. by Paramount, and are prepared to engage with Warner Bros. immediately. On December 4, 2025, we made a proposal to acquire Warner Bros. for $30.00 per Share pursuant to a merger agreement and related equity and debt financing commitments, which are attached to this Offer to Purchase as part of Annex A (our “Prior Proposal”). On December 22, we amended this Offer to include a new, improved proposal to Warner Bros. stockholders (the Offer, on the terms and conditions contained in this Offer to Purchase as amended by Amendment No. 7 to the Schedule TO to which this Offer to Purchase forms a part, the “December 22 Offer”), which amendment includes in Annex B a proposed merger agreement to be entered into between Paramount and Warner Bros., related equity and debt financing commitments, and evidence of the ownership of approximately 1.16 billion shares of the common stock of Oracle by the Ellison Trust. Warner Bros. chose a financially inferior and more uncertain and complex transaction as contemplated by the Netflix Merger Agreement (the “Proposed Netflix Transaction”) instead of our clearly superior Prior Proposal. We are making the Offer directly to Warner Bros. stockholders to enable them to take action to receive the superior value of the Offer.

6.	The subsection “Debt Financing” under the section of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and restated in its entirety as follows:

Paramount has entered into a commitment letter (as amended by that certain Amendment No. 1 thereto, the “Debt Commitment Letter”) pursuant to which the Debt Commitment Parties committed to provide, subject to certain conditions, a senior secured bridge facility of up to $54 billion for purposes of financing Paramount’s acquisition of Warner Bros.

7.	The reference to the “Paramount/Warner Bros. Merger Agreement” in the subsection “Debt Facility” under the section of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and replaced to read “December 22 Paramount/Warner Bros. Merger Agreement”.

8.	The subsections “Equity Financing”, “Subscription Agreements”, “Equity Commitment Letter” and “Limited Guarantee” under the section of the Offer to Purchase entitled “Source and Amount of Funds” are hereby amended and restated in their entirety as follows:

Equity Financing

In addition to the debt commitments, Paramount will enter into certain equity financing arrangements prior to or substantially concurrently with the entry into the December 22 Paramount/Warner Bros. Merger Agreement.

Subscription Agreements

Prior to or concurrently with the execution of the December 22 Paramount/Warner Bros. Merger Agreement, Paramount and each of the Ellison Trust and RedBird Capital Partners Fund IV (Master), L.P. (the “RedBird Investor” and together with the Ellison Trust (in this capacity), the “PIPE Equity Investors”) will enter into a subscription agreement (the “Subscription Agreements”) providing for a private placement investment in an aggregate amount of up to $40,650,000,000 in exchange for shares of Class B Common Stock, par value $0.001 per share (the “Paramount Class B Common Stock”), of Paramount with the price per share to be determined by a special committee of the board of directors of Paramount (the “PIPE Transaction”). The closing of the PIPE Transaction is conditioned solely upon (i) the prior or substantially concurrent consummation of the Offer and (ii) the absence of a governmental law or order prohibiting consummation of the PIPE Transaction. The PIPE Transaction will occur substantially concurrently with the consummation of the Offer.

Additionally, under its Subscription Agreement, the Ellison Trust has committed to an additional private placement investment in exchange for shares of Paramount Class B Common Stock at the price per share to be determined by a special committee of the board of directors of Paramount of $5,800,000,000, representing the amount that Paramount would have to pay to Warner Bros. in respect of the Regulatory Termination Fee, if and when such fee becomes due and payable.

The Ellison Trust has financial resources well in excess of what would be required to meet its financial obligations under the Subscription Agreement, including, among many other assets and financial resources available to it, record and beneficial ownership of approximately 1.16 billion shares of Oracle stock with a market value of approximately $252 billion as of the date of this Offer to Purchase. As has been previously disclosed in public filings, the Ellison Trust provided an equity commitment in the Paramount-Skydance combination (which information is publicly available on filings with the SEC and FCC), publicly files information about its sale of Oracle stock with the SEC on Form 144, and has publicly participated in other major transactions such as the take private of Twitter among others.

Ellison Guarantee

Concurrently with the execution of the Ellison Trust’s Subscription Agreement, the Ellison Trust and Mr. Larry Ellison (collectively, the “Guarantors”) will execute and deliver a guarantee (the “Ellison Guarantee”) in favor of Warner Bros. The Guarantors absolutely, irrevocably and unconditionally guarantee, on the terms and conditions set forth in the Ellison Guarantee, the due and punctual payment, performance and discharge, if and when due, of (1) the funding of $40.4 billion of the Merger Consideration (as defined in the December 22 Paramount/Warner Bros. Merger Agreement), (2) any monetary damages payable by Paramount under the December 22 Paramount/Warner Bros. Merger Agreement and (3) the Regulatory Termination Fee (as defined in the December 22 Paramount/Warner Bros. Merger Agreement).

9.	The last sentence of the last paragraph of the section of the Offer to Purchase entitled “Terms of the Offer” is hereby amended and restated as follows:

The Offer to Purchase and the Letter of Transmittal will be mailed, transmitted or otherwise made available to record holders of Shares whose names appear on Warner Bros.’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list, or if applicable, who are listed as participants in a clearing agency’s security position listing.

10.	The section of the Offer to Purchase entitled “Background of the Offer; Other Transactions with Warner Bros.” is hereby amended and supplemented by adding the following paragraphs at the end of the section:

Shortly thereafter, on December 8, 2025, Larry Ellison and David Ellison, as the ultimate parent entities of Paramount, submitted premerger notification filings under the HSR Act to begin U.S. antitrust review in connection with the Offer.

Later in the day on December 8, 2025, Warner Bros. issued a “stop, look and listen” press release with respect to the December 8 Offer.

On December 8, 2025, Paramount sent Warner Bros. a letter under Section 220 of the DGCL requesting Warner Bros. stockholder information, to which Warner Bros. responded on December 15, 2025.

On December 9, 2025, Paramount published a summary advertisement with respect to the Offer in the Wall Street Journal, commencing the Offer under Exchange Act rules.

On December 10, 2025, Paramount issued a press release containing the following letter from David Ellison to Warner Bros. shareholders outlining the reasons that the December 8 Offer was superior to the transactions contemplated by the Netflix Merger Agreement:

Dear Warner Bros. Discovery Shareholder:

Paramount began pursuing Warner Bros. Discovery ("WBD") because we, along with our partner RedBird Capital, believe we are the best stewards not only to build long-term value for the asset but also delight audiences and help cultivate a more vibrant creative community. We funded, founded and then merged Skydance with Paramount and know the sacrifices and investment it takes to capitalize and grow a media business. I am passionate and dedicated to this pursuit, committed to putting my own money in, and that is why I am writing to you today.

Over the past 12 weeks, Paramount presented six proposals to the WBD Board of Directors and management to acquire all of WBD. On Monday, we launched a $30.00 per share all-cash tender offer to present our superior transaction to you directly.

Our tender offer documents filed with the Securities and Exchange Commission include the complete bid package we submitted to the WBD Board of Directors on December 4. We want you to see firsthand what Paramount proposed and what we, along with our equity and debt financing partners, were prepared to execute on that very day.

Our public offer – identical to the terms we presented to WBD privately – delivers superior value and a faster, more certain path to completion than the transaction announced with Netflix. IT IS NOT TOO LATE TO REALIZE THE BENEFITS OF PARAMOUNT'S PROPOSAL IF YOU CHOOSE TO ACT NOW AND TENDER YOUR SHARES.

Paramount's $30.00 All-Cash Offer for All of WBD Delivers Greater Value Than Netflix

Our offer is financially superior to Netflix's transaction, which provides WBD shareholders with lower value, less cash and significantly less certainty. On its face, Netflix is offering WBD shareholders $23.25 per share in cash, $4.50 in stock and a share in WBD's Global Networks spin-off. In reality, however, the total value is materially lower than advertised:

1.	Netflix's cash component is ~$18 billion lower than Paramount's in the aggregate (~$7 per share).

2.	Netflix's stock price closed at $96.71 on Tuesday and, as of this writing, is trading at $93.81, more than $4 below the low-end of the collar on its stock consideration. This reduces the value of Netflix's offer.

3.	During the pendency of a regulatory review process that could take two years or more, WBD shareholders will be exposed to Netflix stock's downside risk, including technology sector volatility, a lofty ~25x forward EBITDA multiple and the uncertainty of seven future quarterly earnings results. For reference, Netflix has lost approximately one quarter of its market capitalization ($110+ billion) since its last quarterly earnings report and amid its pursuit of WBD.

4.	Buried in an 8-K filing on Friday was a mechanism providing a dollar-for-dollar reduction in the purchase price if more debt gets allocated to Streaming & Studios because of an unspecified cap on Global Networks. While the limit is undisclosed, every $1 billion above it could represent a reduction of ~$0.40 / share.

5.	Netflix's transaction leaves WBD shareholders with 100% of the risk of the Global Networks standalone plan. As outlined on our December 8 investor call, we believe Global Networks is worth ~$1 / share which would mean a total headline value to WBD shareholders in the Netflix deal of $28.75 – below our $30.00 all-cash offer. This is before any risk adjustments described above and any time-value-of-money discounting of Netflix's offer to account for the substantially longer timeline to close (~$1.25 / share for every six months).[1] In addition, the Netflix transaction would further exacerbate the decline of Global Networks.

Paramount Has Air Tight Financing to Deliver on its Offer to You

Paramount has lined up all necessary financing to deliver its $30.00 per share all-cash offer to WBD shareholders.

As presented to the WBD Board, Paramount's offer is not subject to any financing conditions and will be financed by $41 billion of new equity backstopped by the Ellison family and RedBird Capital and $54 billion of debt commitments from Bank of America, Citi and Apollo.

On December 3, WBD told us they wanted an Ellison family backstop on our equity financing.  We delivered it to them less than 24 hours later.  Our December 4 offer included an equity commitment from the Ellison family trust, which contains over $250 billion of assets (more than 6x the equity funding commitment) including approximately 1.16 billion Oracle shares and tens of billions of dollars in other assets. This information is publicly available; and, notably, the trust has been a counterparty in other completed public company transactions including for Twitter, which involved one of WBD's advisors. In fact, the equity commitment papers submitted to WBD were identical in all material respects to commitments that the advisors to WBD had agreed to in other large transactions such as Twitter and Electronic Arts.

To suggest that we are not "good for the money" (or might commit fraud to try to escape our obligations), as certain reports have speculated, is absurd.  That absurdity is underscored by the fact that WBD and its advisors never picked up the phone or typed out a responsive text or email to raise any question or concern or to seek any clarification about either the trust or our equity commitment papers.

Our debt commitments are not conditioned upon Paramount's financial condition nor is there any "material adverse change" condition tied to Paramount.  The conditions dovetail with our proposed merger agreement, which provided maximum certainty to WBD and its shareholders.

Netflix Faces Severe Regulatory Uncertainty & Closing Risk – Paramount Does Not

Paramount's offer not only delivers superior value and certainty, but also a much shorter and more certain path to completion. To underscore our confidence, we have already filed for Hart-Scott-Rodino (HSR) approval in the United States and announced the case to the European Commission, opening the path to pre-notification discussions. We look forward to working collaboratively with the relevant authorities to work through the review process and deliver this transaction to you and our other stakeholders.

WBD's transaction with Netflix, on the other hand, appears to be in for a long and bumpy ride as it navigates the global regulatory review process. Netflix is the #1 streaming business globally by subscriber count and HBO Max is #4. Combining these two yields an overwhelming market share of ~43% – more than 2x the #2. This is in addition to the other serious competition concerns raised, including from vertically integrating WBD's film and TV production studios into Netflix, which will give Netflix greater leverage over theatrical exhibitors and creative talent alike. Notably, and as an indicator of its global dominance, Netflix's current equity market capitalization dwarfs that of all other major media companies and theatrical exhibitors combined (even after the above-mentioned $110+ billion loss in value):

Outside the United States, Netflix's regulatory path is particularly challenged in Europe where its dominance is far more entrenched. Our analysis was conducted by the former deputies of merger enforcements for the European Commission and the U.K.'s Competition and Markets Authority. Netflix is by far the dominant streaming service in Europe, accounting for 51% of the total European OTT subscription revenue in 2024, with Disney a distant second at only 10%. The acquisition of WBD's Streaming & Studios business is a blatant attempt to eliminate one of Netflix's only viable international competitors in HBO Max. Market share analysis aside, Netflix also needs to satisfy Europe's new landmark Digital Services Act and Digital Markets Act created for a situation precisely like this – protecting consumers from Big Tech overreach.

The argument being advanced publicly by Netflix and its proxies states that regulators should ignore the SVOD market and instead utilize a gerrymandered market definition that includes services like YouTube, TikTok, Instagram, and Facebook. Netflix's claim boils down to trying to mask its dominance in SVOD by grouping together all internet-enabled video, media, social media, or otherwise. No regulator has ever accepted such a broad approach to market definition, and to do so would require regulators to give up on merger enforcement in media and social media alike.

It is noteworthy that, unlike Paramount's willingness to agree to remedies up to a "material adverse effect" on the combined company, Netflix's regulatory remedy commitments expressly state no remedy whatsoever can be imposed on Netflix's business.  Netflix also has a longer timeline — an "outside date" of 21 months.  Paramount backed up its commitments with a $5 billion regulatory reverse termination fee.  Netflix's incremental $800 million over that amount does not close the gap between the differences in regulatory complexity and challenges.

For the avoidance of doubt, our $6 billion synergy estimate does not rely on cuts to content budgets at our studios and we intend to continue running both separately post-close. Our synergy analysis relies on efficiencies elsewhere across the combined organization, including technology, linear networks optimization, and real estate rationalization. Having experienced what it is like to act in and produce films first-hand, I have profound respect for creative talent. This is why we are fully pro-Hollywood, dedicated to supporting a growing theatrical slate of over 30 films per year and investing in the people and storytelling that drive the industry forward.

WBD's Murky Sale Process

Over the last few days, we have heard from WBD shareholders and other stakeholders all asking the same question—what happened?  Frankly, we are asking the same question.

The WBD sale "process" was unusual in that, over the entire period, its advisors never delivered to Paramount a single markup of any of our transaction documents—not our merger agreement nor our equity commitment documents. In addition, there was not a single "real time" negotiating session with us.

When Paramount submitted its fifth proposal on December 1, a proposal accompanied by full transaction documents that we stated we were prepared to sign, we offered $26.50 / share in cash.

On December 3, WBD provided feedback on Paramount's proposal and communicated that the WBD Board would be "meeting periodically over the course of this week" but they never asked for a re-bid (which is strange if your goal is to maximize value for shareholders). On that call, our advisors asked whether the WBD Board continued to prioritize cash consideration as they had consistently communicated to us. WBD's lead advisor's response: "Isn't cash always king?" One must ask: was that same message being delivered to Netflix?

Despite the opaque process, Paramount proactively submitted a revised offer with full transaction documentation in under 24 hours (at 11:00 am ET on December 4) and stated that Paramount and our funding sources were ready to sign it immediately. This revised offer addressed all of the scarce feedback that Paramount received.

Yet on that final pivotal day when WBD's fate hung in the balance, we received not a single call, text or email to clarify anything about Paramount's $30 per share all cash offer. Instead, and while in possession of our superior and fully committed bid and documents that entire day, the WBD Board and its advisors sprinted toward a deal with Netflix (even ignoring two separate texts from myself and Paramount's advisors stating that we had never said "best and final").

WBD Shareholders Have the Power to Get WBD on the Right Path

Our proposal represents a compelling opportunity for WBD shareholders. We are committed to seeing this transaction through.

Since Monday, we have had the opportunity to speak with a number of WBD shareholders who have expressed confusion and disappointment at the process that WBD conducted, which appears to have prioritized a deal with Netflix over shareholder value maximization. Multiple equity research notes published over the last 48 hours have also agreed that our offer is superior and that the Global Networks spin-off does not close the gap to $30.00 in cash.

From here, you can expect WBD to respond to our tender offer within 10 business days via a 14D-9 filing with the SEC. Our tender offer will remain open for at least 20 business days. The closing of the tender offer is conditioned upon, among other things, a majority of WBD shares tendering in our favor, receipt of regulatory approvals, termination of the Netflix merger agreement and entry into a definitive merger agreement with us.

WE URGE YOU TO REGISTER YOUR VIEW WITH THE WBD BOARD THAT YOU DEEM PARAMOUNT'S OFFER TO BE SUPERIOR BY TENDERING YOUR SHARES TODAY.

Sincerely,

David Ellison
Chairman and Chief Executive Officer
Paramount Skydance Corporation

***

Between December 12 and December 16, 2025, Paramount and Warner Bros. each certified the return or destruction of the other party’s confidential information.

On December 17, 2025, Warner Bros. filed its solicitation/recommendation statement on Schedule 14D-9 with respect to the December 8 Offer (the “Warner Bros. 14D-9”). The Warner Bros. 14D-9 contained a number of materially misleading statements regarding the Offer and the sale “process” conducted by Warner Bros., including:

•	Claim that the December 8 Offer is illusory

o	Warner Bros. claims the December 8 Offer is “illusory”. This is simply not accurate and, similar to Warner Bros.’ unfounded claims regarding Paramount’s equity financing documents, reflects another attempt by Warner Bros. to mischaracterize standard long-standing market practice. The Offer contains customary terms and conditions and was made in accordance with all legal requirements. It is supported by fully committed equity and debt financing, with no financing condition. Paramount has already made antitrust regulatory filings to begin antitrust review of the Offer and intends to secure all necessary regulatory approvals expeditiously.

•	Claim that the financial condition and creditworthiness of Paramount raises substantial risks for its acquisition of Warner Bros.

o	The December 22 Offer is, and each of the December 8 Offer and the Prior Proposal was, an all-cash offer. Warner Bros. stockholders will have no investment in Paramount following the completion of the Offer. The whole-company transaction proposed by Paramount inoculates Warner Bros. stockholders from ownership of the highly leveraged and declining Global Networks business with which they would be saddled by the Netflix Transaction, and protects Warner Bros. stockholders from the dollar-for-dollar reduction in the consideration payable under the Netflix Merger Agreement that would be triggered by indebtedness on the Streaming & Studios business exceeding an undisclosed number.
o	In any event, Larry Ellison is now personally guaranteeing $40.4 billion of the equity financing for Paramount’s $30 per share cash offer, nullifying this claim by Warner Bros. and further demonstrating Paramount’s determination to keep knocking down the hurdles Warner Bros. keeps erecting to avoid simply engaging in good faith on Paramount’s financially superior offer.

•	Claim that the creditworthiness of the Trust is not certain and is subject to change

o	Warner Bros. knew, based on the December 1 Improved Proposal, that the Ellison Trust would be the contracting party. Moreover, before submitting the Prior Proposal on December 4th, a representative of Cravath called a representative of Wachtell Lipton and asked if there were any other issues in the December 1 Improved Proposal that needed to be addressed that had not been previously raised with Paramount or its advisors. In light of the emphasis Warner Bros. now places on the Ellison Trust’s participation as a reason for recommending against the December 8 Offer, it is surprising that at no time between December 1 and December 4 did any representative of Warner Bros. express any concern with the Ellison Trust as the contracting party, let alone request a personal guarantee from Larry Ellison. Yet, during a December 18th interview, an advisor to Warner Bros. alleged that Warner Bros. had “repeatedly” asked for information about the Ellison Trust.
o	Warner Bros. never asked a single question or raised any concern with Paramount about the Ellison Trust during the sale “process” or prior to entering into the inferior Netflix Merger Agreement. However, in spite of these failures, and after finding out from this Offer about the creditworthiness of the Ellison Trust, Warner Bros. has since publicly asserted claims regarding the creditworthiness of the Ellison Trust, including the baseless claim that it is an “opaque” entity.

o	Notwithstanding that basic due diligence which sell-side advisors customarily undertake could and would have rendered this purported concern moot, there are various public disclosures, including in the materials accompanying the Offer, that detail information regarding the Ellison Trust. The Ellison Trust has engaged in thousands of transactions, including three multi-billion-dollar transactions. Furthermore, at no point during the sale “process” did Warner Bros. request information regarding the Ellison Trust or indicate to Paramount that it was expecting Larry Ellison to take the unprecedented step of personally guaranteeing the equity financing. The omission of this important context – which recharacterizes the purported issue raised by Warner Bros. – raises the question of whether this concern was a factor in Warner Bros.’ decision to enter into the Netflix Merger Agreement or whether this “issue” is being raised post-hoc in an attempt to discredit the Offer.
o	In any event, Larry Ellison is now personally guaranteeing $40.4 billion of the equity financing for Paramount’s $30 per share cash offer, nullifying this claim by Warner Bros. and further demonstrating Paramount’s determination to keep knocking down the hurdles Warner Bros. keeps erecting to avoid simply engaging in good faith on Paramount’s financially superior offer. Moreover, the Ellison Trust has provided in the December 22 Offer evidence of its ownership of approximately 1.16 billion shares of the common stock of Oracle Corporation.

•	Claim that the December 8 Offer had “no equity commitment or backstop from the Ellison family”

o	In both the Prior Proposal and Paramount’s December 8 Offer, the Ellison family provided a customary equity backstop specifically enforceable by Warner Bros. to cause the equity funding to occur at the closing. In fact, the equity commitment in Paramount’s prior offers tracked the structures used in other transactions that Warner Bros.’ advisors are familiar with and have advised on, including but not limited to Twitter, Electronic Arts and Covanta.
o	Nonetheless, just as Paramount repeatedly responded to the limited feedback offered by Warner Bros. during the sale “process”, in response to the new and novel demand by Warner Bros. for a personal guarantee from Larry Ellison, Paramount’s December 22 Offer provides for a personal guarantee by Larry Ellison of $40.4 billion of the equity financing, in addition to a guarantee from the Ellison Trust as co-guarantor.
o	The Warner Bros. 14D-9 in effect states that the Warner Bros. Board requires a personal guarantee from Larry Ellison to even consider the Offer actionable. This position came as a surprise to Paramount because Warner Bros. never asked for a personal guarantee from Larry Ellison yet relies on the absence of the personal guarantee as a critical reason for recommending against the Offer and evidence of Paramount’s unresponsiveness to Warner Bros. “feedback”.
o	Had Warner Bros. previously articulated this issue, including in any of the three written responses to Paramount’s proposals, or provided a single markup addressing this point, Paramount would have addressed the concern at that time, just as it is doing now.

•	Claim that the liability for monetary damages under the limited guarantee was improperly capped

o	Warner Bros. asserts that the credibility of Paramount’s entire equity financing is brought into doubt due to a cap on the Ellison Trust’s liability for monetary damages equal to 7% of the equity commitment, yet another concern that was not raised with Paramount during the sale “process” or prior to entering into the inferior Netflix Merger Agreement.
o	The limited guarantee is a standard document in transactions that require equity and debt financing and, as is customary in such transactions, offered Warner Bros. an alternative, monetary path to recovery should it choose not to seek specific performance, which already provides recourse to the full equity backstop.
o	In any event, Larry Ellison is now personally guaranteeing $40.4 billion of the equity financing for Paramount’s $30 per share cash offer, nullifying this claim by Warner Bros. and further demonstrating Paramount’s determination to keep knocking down the hurdles Warner Bros. keeps erecting to avoid simply engaging in good faith on Paramount’s financially superior offer.

•	Claim that Paramount’s equity financing can be syndicated at will

o	Warner Bros. asserts that the Ellison Trust and RedBird Capital Partners “have full flexibility and discretion to syndicate any or all of their respective equity commitments between signing and closing, despite the risk that such transactions could require additional regulatory approvals that could delay or frustrate the closing”.

o	Contrary to Warner Bros.’ assertions, no equity syndication could result in incremental risk to the acquisition of Warner Bros. because there is no financing condition to the Merger Agreement and both the Ellison Trust and RedBird remain obligated to fund all amounts under their commitment without regard to any assignment.
o	Furthermore, Warner Bros.’ advisors on December 1, 2025 specifically asked for the Ellison family to backstop $40.4 billion of equity and syndicate that equity if it chooses through an investment vehicle—which is the exact structure provided for in the Prior Proposal and that was used in the Twitter transaction.
o	In any event, Larry Ellison is now personally guaranteeing $40.4 billion of the equity financing for Paramount’s $30 per share cash offer, nullifying any such concerns regarding a syndication.

•	Claims that Warner Bros. had “extensive engagement” with Paramount and that Paramount “has essentially remained entirely unresponsive to WBD’s “feedback”

o	Despite never having engaged in a single “real time” negotiating session with Paramount or providing a single mark-up of a single transaction document to Paramount, Warner Bros. misleadingly characterizes its unusual sale “process” as having included “extensive engagement” and makes numerous incorrect allegations that Paramount was not responsive to “specific” feedback provided by Warner Bros.
o	As one example, Warner Bros. cites desired flexibility with respect to interim operating covenants, notably omitting that Paramount repeatedly assured Warner Bros. and its representatives, including in writing, that it was prepared to provide flexibility on these items if only Warner Bros. would provide specific guidance as to the flexibility it required.
o	It is telling that Warner Bros. noted in the Warner Bros. 14D-9 that, on December 3, 2025, “[t]he WBD Board also instructed WBD’s management and advisors to remain engaged with the other bidders” and not only Netflix. Instead, Warner Bros. inexplicably chose on December 4th to make no effort to even speak with Paramount or its representatives about anything despite being in possession of a $30 per share cash offer that addressed the concerns actually articulated by Warner Bros. to Paramount, not the purported issues that Warner Bros. and its advisors now may wish they had articulated to Paramount to justify their conduct and decision-making. In the Warner Bros. 14D-9, Warner Bros. states in conclusory fashion that the Prior Proposal “did not present any actionable improved proposal for consideration” (despite reflecting an increase of $3.50 from Paramount's last offer and a full equity backstop from the Ellison family) and, for some reason, that “it would not have been appropriate to [respond to Paramount] in the midst of the WBD Board’s deliberations” about the Netflix transaction. What was not “appropriate” was racing to conclude the inferior transaction without lifting a finger to attempt to secure the superior one.
o	Warner Bros. cites these mischaracterizations to justify its argument that the Paramount transaction was not capable of immediate execution. As Paramount repeatedly assured Warner Bros. and its representatives, including in writing, despite the facts that Warner Bros. never engaged in a single “real time” negotiating session with Paramount or provided a single mark-up of a single transaction document to Paramount, Paramount was prepared to execute the transaction documents it submitted with its December 4 $30 all-cash offer and enter into a transaction immediately. Had Warner Bros. provided even minimal engagement, let alone the level of engagement that Netflix received from Warner Bros. and its representatives throughout the week of December 1, Warner Bros. stockholders would have been provided with the best transaction available.

•	Claim that the December 8 Offer would restrict Warner Bros. from refinancing its bridge loan and potentially cause Warner Bros. to incur $1.5 billion in additional financing costs

o	Warner Bros. asserts that the December 4 Paramount/Warner Bros. Merger Agreement would have provided Paramount an “absolute consent right” over the terms of Warner Bros.’ refinancing of its bridge loan facility and the right to require that Warner Bros. pay approximately $1.5 billion to the holders of certain exchangeable notes in order to facilitate Paramount’s transaction financing.

o	To the contrary, in response to non-specific concerns raised by Warner Bros. with respect to its financing needs, Paramount revised its proposal between December 1 and December 4 to provide Warner Bros. with flexibility to refinance the bridge facility so long as the refinancing was mandatorily redeemable at par at closing and the aggregate principal amount of the refinancing indebtedness did not exceed the indebtedness being refinanced.
o	The assertion that Paramount required an “absolute consent right” misrepresents the terms of both the Prior Proposal and Paramount’s December 8 Offer, as well as the December 22 Offer, and is clearly in tension with Paramount’s demonstrated commitment to working with Warner Bros. to resolve issues.

•	Claim that the December 8 Offer did not include adequate regulatory commitments from the Ellisons

o	Pursuant to Section 6.16(d) of the December 4 Paramount/Warner Bros. Merger Agreement, Paramount was required to “use its reasonable best efforts to cause the Equity Financing Sources to make any necessary filings with or submissions to, or supply information or documentation to, Governmental Entities in connection with the filings, notices and reports as required by this Agreement.”

▪	In fact, as noted above, Larry Ellison and David Ellison have both already submitted premerger notification filings under the HSR Act.

o	In addition, Section 6.4(f) of the December 4 Paramount/Warner Bros. Merger Agreement provides that Paramount “shall not, and shall cause its Affiliates not to, acquire, or propose, announce an intention, enter into any agreements, agree or otherwise make a commitment to acquire, any business, whether by merger, consolidation, purchase of property or assets, licenses or otherwise, that would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions”.

▪	The definition of “Affiliate” specifically notes that “with respect to Section 6.4(f), ‘Affiliate’ shall include Ellison (as defined in Buyer’s Organizational Documents)”.
▪	Paramount’s amended and restated certificate of incorporation defines “Ellison” as “(i) The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended, Pinnacle Media Ventures, LLC, Pinnacle Media Ventures II, LLC, Pinnacle Media Ventures III, LLC, Hikouki, LLC, Aozora, LLC and Furaito, LLC; (ii) Larry Ellison; (iii) David Ellison; (iv) any Permitted Entity of a Person identified in clause (i), (ii) or (iii); (v) any Family Member of Larry Ellison or David Ellison and (vi) any Affiliate of the foregoing, in each case, that hold shares of Common Stock; provided, for purposes of this Amended and Restated Certificate, that any right, obligation or action that may be exercised or taken at the election of Ellison may be taken at the election of such Persons acting by a majority of shares held by such Persons or any Persons designated by any of them.” [Emphasis added].

o	Nonetheless, Paramount has included in the December 22 Offer a direct obligation for each of Larry Ellison and the Ellison Trust to furnish information in connection with and cooperate to obtain regulatory approvals, and refrain from entering into agreements that would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions, nullifying this claim by Warner Bros. and reflecting Paramount’s commitment to work with Warner Bros. to resolve issues not create “loopholes”. This obligation is directly enforceable by Warner Bros. under the guarantee provided to Warner Bros. by Larry Ellison and the Ellison Trust.

•	Claim that the Proposed Netflix Transaction offers a “strong regulatory package”

o	Warner Bros. claims that the Netflix transaction has a “strong regulatory package”, seemingly in an attempt to justify the view it is now espousing that the Proposed Netflix Transaction and Paramount’s proposed transaction present the same regulatory risk.
o	In fact, the Netflix Merger Agreement contains significantly weaker regulatory commitments than the December 4 Paramount/Warner Bros. Merger Agreement and the December 22 Paramount/Warner Bros. Merger Agreement. While Paramount has agreed to take any regulatory actions that would not result in a material adverse effect on the combined business of Paramount and Warner Bros., Netflix has excluded from its regulatory commitment actions that would have a material adverse effect on the Streaming & Studios businesses or that involve, apply to, restrict or affect the operation, contracts, business or assets of Netflix. In other words, Warner Bros. touts this regulatory commitment as reflective of Netflix’s “strong regulatory package” even though Netflix has no requirement to take any action that “involves” any “operation, contracts, business or assets” of Netflix. Netflix also negotiated for a 21-month outside date, as compared to the 18-month outside date that Paramount accepted in both the December 4 Paramount/Warner Bros. Merger Agreement and the December 22 Paramount/Warner Bros. Merger Agreement.

o	Nonetheless, to match the regulatory termination fee in the Netflix Merger Agreement, Paramount has increased its regulatory termination fee from $5 billion to $5.8 billion in the December 22 Paramount/Warner Bros. Netflix Merger Agreement.

•	In summation, the purported issues with Paramount’s offers identified by Warner Bros. in the Warner Bros. 14D-9 were often exaggerated and misleading, in some cases were at odds with the text of the underlying documents and the factual record, and in many cases were identified to Paramount as issues for the first time well after Warner Bros. made its decision to enter into a transaction with Netflix. As Paramount has repeatedly demonstrated, including in the December 22 Offer, had Warner Bros. meaningfully engaged with Paramount, it would have become clear that its purported issues were simply not salient or apposite or were easily capable of being resolved. Instead, Warner Bros. committed itself and its stockholders to an obviously financially inferior transaction with extraordinary regulatory risk and a longer timeline to a possible closing, which Warner Bros. continues to justify. As a result, Paramount made the decision to publicly bring its proposal to Warner Bros. stockholders.

On December 17, 2025, in response to the Warner Bros. 14D-9, Paramount issued a press release affirming its commitment to its superior Offer. The press release further noted that “missing in WBD's long exposition of its flawed process is any financial analysis whatsoever to show what numbers the WBD Board considered. Where is the valuation of the stub equity in Global Networks?  Where is the description of the financial analysis their bankers provided—disclosure that is standard when a board of directors explains its thinking to its shareholders? WBD shareholders deserve to know this information and understand what is being hidden from them.” To date, Warner Bros. has not provided any supporting financial analysis for its decision to take the Netflix offer, or its valuation of the Global Networks business.

Also on December 17, 2025, the Chair of the Warner Bros. Board, Samuel Di Piazza, conducted an interview with David Faber on CNBC’s “Squawk Box” where he noted that Warner Bros. views the Netflix Merger Agreement as superior to the Offer in part because “[i]t includes Discovery Global, which has two factors. It not only has the factor of its value and that’s what you guys have all been focused on. Analysts said $3, $4, $5 the market will ultimately decide on,” despite Warner Bros. not having produced any analysis supporting its valuation of the Global Networks business in its determination that the Netflix Merger Agreement is superior to the Offer.

The next day, on December 18, 2025, a financial advisor to Warner Bros. conducted an interview on CNBC where he discussed the Warner Bros. sale “process” and noted that the Netflix offer has better “risk adjusted value” and includes “the so-called stub value, or the value per share of Discovery Global, the spin-off, and the street is all over the place on the valuation of that – some say it is as low as $1 and some say it is as high as $4”, in contrast to the values cited by Samuel Di Piazza the day prior, including, at the low end of the range, valuations that would cause the aggregate economic value of the transactions contemplated by the Netflix Merger Agreement to very clearly fall below the $30 per share Offer.

Remarkably, Warner Bros. has failed to provide any analysis of what financial information the Board of Warner Bros. considered in approving a transaction that on its face was on December 4th, and today remains, financially inferior to Paramount’s $30 per share all-cash offer.

Versant, a portfolio of cable channels that Comcast is currently spinning off to its shareholders, is a relevant public comparable company for Global Networks. On December 15, 2025, a “when-issued” public trading market for Versant common stock commenced, and on December 19, 2025, Versant’s shares closed at $47.00 per share. This closing price implies an enterprise value to one-year forward EBITDA multiple of 4.6x to 5.0x, based on Versant management’s guidance of $1,850 million - $2,000 million of 2026E EBITDA.

For several reasons, Paramount believes Global Networks will ultimately trade at a discount to Versant. These include (but are not limited to): (i) materially higher leverage at Global Networks (in excess of 3.0x net leverage) compared to Versant (approximately 1.25x net leverage); (ii) Versant’s significantly greater exposure to live news and sports programming – which Paramount believes represents the highest-value category within pay television – accounting for approximately 62% of Versant’s audience vs. approximately 20% for Warner Bros., underpinned by Versant’s robust portfolio of sports rights, whereas Warner Bros. lost its anchor NBA rights in 2025 and likely faces limited capacity to reinvest in marquee sports given its higher leverage; and (iii) Versant’s ownership of a meaningful portfolio of higher-growth digital assets, including GolfNow, Rotten Tomatoes and Fandango, whereas Global Networks’ only major digital asset is Bleacher Report.

Generously applying the midpoint of Versant’s implied trading multiple (4.8x) to Wall Street consensus EBITDA estimates for Global Networks results in an implied equity value of only approximately $1.40 per share, after giving effect to the approximate $15 billion of net debt expected to be allocated to the business (based on the $10.7 billion of net debt disclosed as being allocated to Warner Bros, the only capital structure disclosure to date by WBD with respect to Global Networks).

On December 22, 2025, Paramount filed this Amendment No. 7 to the Schedule TO-T to which this Offer to Purchase forms a part to amend and extend the Offer.

A tabular comparison of key terms of the December 22 Offer against the Netflix Transaction that the Warner Bros. Board selected is provided below, which comparison is qualified in its entirety by reference to the full text of the corresponding agreements:

Term	Netflix Merger Agreement	December 22 Paramount/Warner Bros. Merger Agreement
Structure	• Acquisition of the Streaming & Studios businesses following an internal reorganization and a spin-off of the Global Networks businesses and other assets into SpinCo	• Acquisition of all of Warner Bros.
Consideration

•    $23.25 per Warner Bros. share in cash, plus

o    a to-be-determined number of shares of Netflix stock equal to:

▪      0.0376, if the 15-day volume-weighted average trading price prior to closing (the “Netflix VWAP”) is equal to or greater than $119.67;

▪      the quotient obtained by dividing $4.50 by the Netflix VWAP, if the Netflix VWAP is greater than $97.91 but less than $119.67; or

▪     0.0460, if the Netflix VWAP is less than or equal to $97.91

•      Consideration payable to Warner Bros. stockholders is subject to dollar-for-dollar reduction based on the net debt of SpinCo (which reduction in consideration is left to Warner Bros., in its sole discretion)

• $30 per Warner Bros. share in cash • No reduction to consideration
Financing	• $59.0 billion of debt financing provided by Wells Fargo, BNP and HSBC

•      $40.7 billion of equity capital provided by the Ellison Trust and RedBird

o      Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $40.4 billion equity commitment

•      $54.0 billion of debt financing provided by BofA, Citi and Apollo

Regulatory Efforts Commitment

•       No requirement to agree to any remedy that:

o      would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business or financial condition of Streaming & Studios; or

o      involves, applies to, restricts, or affects the operation, contracts, business or assets of Netflix

•      Commitment to litigate

•       No requirement to agree to any remedy that, individually or in the aggregate with all other remedies, would reasonably be expected to have a material adverse effect on Paramount and its subsidiaries, including Warner Bros. and its subsidiaries

•       Commitment to litigate

Regulatory Reverse Termination Fee	• $5.8 billion, payable by Netflix upon, among other things, termination for failure to obtain required regulatory approvals	• Same
Outside Date	• 21 months (15 months plus two 3-month extensions if required regulatory approvals have not been obtained)	• 18 months (12 months plus two 3-month extensions if required regulatory approvals have not been obtained)
Warner Bros. Termination Fee	• $2.8 billion (~3.89% of equity value), payable by Warner Bros. upon, among other things, termination for Superior Proposal	• 3.75% of equity value (~$2.9 billion), payable by Warner Bros. upon, among other things, termination for Superior Proposal

11.	Existing references to the “Paramount/Warner Bros. Merger Agreement” in the section of the Offer to Purchase entitled “Background of the Offer; Other Transactions with Warner Bros.” are hereby replaced with “December 4 Paramount/Warner Bros. Merger Agreement.”

12.	The second paragraph in the section of the Offer to Purchase entitled “Purpose of the Offer and the Potential Merger; Plans for Warner Bros.; Statutory Requirements; Approval of the Potential Merger” is hereby amended and restated in its entirety as follows:

We are seeking to enter into a definitive agreement for the acquisition of Warner Bros. by Paramount, and are prepared to engage with Warner Bros. immediately. On December 4, 2025, we made a proposal to acquire Warner Bros. for $30.00 per Share pursuant to a merger agreement and related equity and debt financing commitments, which are attached to this Offer to Purchase as part of Annex A (our “Prior Proposal”). Warner Bros. chose a financially inferior and more uncertain and complex transaction as contemplated by the Netflix Merger Agreement (the “Proposed Netflix Transaction”) instead of our clearly superior Prior Proposal. We are making the Offer directly to the Warner Bros. stockholders and the board of directors of Warner Bros. (the “Warner Bros. Board”) to ensure that they have the full terms of our Prior Proposal and to enable Warner Bros. stockholders to take action to receive the superior value of the Offer. On December 17, 2025, Warner Bros. filed a solicitation/recommendation statement on Schedule 14D-9 containing the recommendation of the Warner Bros. Board that Warner Bros. stockholders not tender their shares to Paramount in the December 8 Offer. On December 22, 2025, we amended this Offer to address Warner Bros. stated concerns regarding the Prior Proposal and the December 8 Offer by adding the additional provisions and changes described herein, further cementing the Offer as superior to the Proposed Netflix Transaction.

13.	The section of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended and restated in its entirety as follows:

Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Paramount’s and the Purchaser’s rights to extend and amend the Offer at any time, in their discretion, Paramount and the Purchaser shall not be required to accept for purchase any Shares tendered pursuant to the Offer and may extend, terminate or amend the Offer, if immediately prior to the expiration of the Offer, in the reasonable judgment of Paramount and the Purchaser, any one or more of the following conditions shall not have been satisfied:

Paramount/Warner Bros. Merger Agreement Condition

Warner Bros. shall have entered into a definitive merger agreement with Paramount and the Purchaser substantially in the form of the December 22 Paramount/Warner Bros. Merger Agreement attached to the Offer to Purchase as part of Annex B, other than changes required to reflect completion of the Offer followed by a second-step merger under Section 251(h) of the DGCL and any other changes mutually agreed between Warner Bros. and Paramount.

Warner Bros. Separation Condition

The Warner Bros. Separation shall not have been consummated (and no dividend to effectuate the Warner Bros. Separation shall have been declared or made).

Minimum Tender Condition

Warner Bros. stockholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that constitutes a majority of the then-outstanding Shares on a fully diluted basis.

Section 203 Condition

The restrictions on business combinations under Section 203 of the DGCL shall be inapplicable to the second-step merger following the Offer.

Competition Laws Condition

The waiting period applicable to the Offer and the second-step merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, and any commitments not to close the Offer or the second-step merger before a certain date under a timing agreement entered into by Paramount or the Purchaser with any governmental entity shall have expired or been terminated and any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority shall have expired or been obtained.

Injunction Condition

No governmental entity shall after the date of the Offer to Purchase have enacted, issued or promulgated any law or order that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the second-step merger.

Material Adverse Effect Condition

There shall not have occurred any effect, event, development, change, state of facts, condition, circumstance or occurrence, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

The term “Material Adverse Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with any other effect, event, development, change, state of facts, condition, circumstance or occurrence that is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of Warner Bros. and its subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute a “Material Adverse Effect”, or be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur: (a) effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory, economic or business conditions (including tariffs, trade policies and sanctions) in any jurisdiction in which Warner Bros. or its subsidiaries has material operations or in which products or services of Warner Bros. or its Subsidiaries are sold; (b) effects that are the result of factors generally affecting the industries, markets or geographical areas in which Warner Bros. or its subsidiaries has material operations; (c) changes in the relationship of Warner Bros. or its subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting effect that was cause by the announcement, pendency or performance of the Offer by, or resulting or arising from the identity of or any facts or circumstances relating to, Paramount or its affiliates, (d) changes or modifications in accounting standards applicable to Warner Bros. or its subsidiaries, including U.S. generally accepted accounting principles, or in any law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Offer to Purchase; (e) any failure by Warner Bros. or its subsidiaries to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (e) shall not prevent or otherwise affect a determination that any effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect; (f) effects resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, cyberterrorism, ransomware or malware, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any epidemic, pandemic, outbreak of illness or other public health event (including pandemics and epidemics) or any other force majeure event, or any national or international calamity or crisis; (g) any actions taken or failed to be taken by Warner Bros. or its subsidiaries that are expressly required to be taken by the Offer to Purchase or any actions taken with Paramount’s written consent or failed to be taken at Paramount’s written request; (h) any effect or announcement of an effect affecting the credit rating or other rating of financial strength of Warner Bros., its subsidiaries or any of their respective securities; provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any effect underlying such effect or announcement of an effect has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect; provided, further that, with respect to clauses (a), (b), (d) and (f), such effect, event, development, change, state of facts, condition, circumstance or occurrence shall be taken into account in determining whether a “Material Adverse Effect” has occurred or is occurring to the extent it materially and disproportionately adversely affects Warner Bros. and its subsidiaries (taken as a whole) compared to other companies operating in the industries and geographies in which Warner Bros. and its subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by this definition).

Regulatory Material Adverse Effect Condition

No approval, clearance, consent, registration, permit, authorization or other confirmation required under applicable law or by any governmental body, agency or authority in connection with the consummation of the Offer or the second-step merger shall have imposed any remedy that, individually or in the aggregate with all other remedies imposed, to be taken or agreed to, would reasonably be expected to have a material adverse effect on the combined company following consummation of the Offer and the second-step merger.

Termination of Netflix Merger Agreement/Shareholder Vote Condition

The Netflix Merger Agreement shall have been validly terminated in accordance with its terms and Warner Bros. stockholders shall not have adopted the Netflix Merger Agreement and shall not have approved the transactions contemplated thereby.

Compliance Condition

Warner Bros. shall not have taken any action or actions that would have constituted a breach in any material respect of Section 6.1 of the December 22 Paramount/Warner Bros. Merger Agreement as if such agreement had been entered into as of the date of this Offer.

The Offer is not subject to any financing conditions, CFIUS clearance and (so long as Warner Bros. complies with its covenants as contemplated by the December 22 Paramount/Warner Bros. Merger Agreement) FCC approval.

Global Networks Ownership Condition

Warner Bros. shall have retained 100% of the ownership of its Global Networks business.

The foregoing conditions are for the sole benefit of Paramount and the Purchaser and may be asserted by Paramount or the Purchaser regardless of the circumstances giving rise to any such condition or, other than the “Competition Laws Condition” and “Injunction Condition”, may be waived by Paramount or the Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer in its discretion. To the extent Paramount or the Purchaser waives a condition set forth in this section with respect to one tender, Paramount and the Purchaser will waive that condition with respect to all other tenders. The failure by Paramount or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the Offer. Any determination by Paramount or the Purchaser concerning any condition or event described in the Offer to Purchase shall be final and binding on all parties to the fullest extent permitted by law.

Subject to applicable law, we reserve the right to amend the Offer in any respect (including amending the Offer Price). In addition, in the event that we enter into a merger agreement with Warner Bros. and such merger agreement does not provide for a tender offer, we reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by us and Warner Bros. and specified in such merger agreement.

The consummation of the Offer is not subject to any financing condition.

14.	The first paragraph in subsection “Antitrust Matters and Other Regulatory Approvals” in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals; Appraisal Rights” is hereby amended and restated in its entirety as follows:

The Offer is subject to review the Antitrust Division of the United States Department of Justice (the “Antitrust Division”). Under the HSR Act, the Offer and the second-step merger may not be completed until certain information has been provided to the Antitrust Division (and the FTC, which administers the HSR process) and a required waiting period has expired or has been terminated. Messrs. Larry Ellison and David Ellison, as the ultimate parent entities of Paramount, submitted premerger notification filings under the HSR Act on December 8, 2025.

15.	The paragraph under the subsection “Additional Information” in the section of the Offer to Purchase entitled “Certain Information Concerning Warner Bros.” is hereby amended and restated in its entirety as follows:

Warner Bros. is subject to the informational requirements of the Exchange Act, and in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Warner Bros. is required to disclose in such proxy statements certain information, as of particular dates, concerning Warner Bros.’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Warner Bros.’s securities and any material interest of such persons in transactions with Warner Bros. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

16.	The paragraph under the subsection “Available Information” in the section of the Offer to Purchase entitled “Certain Information Concerning Paramount and the Purchaser” is hereby amended and restated in its entirety as follows:

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC. Additionally, requests for copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies and copies will be furnished promptly at the Purchaser’s expense.

17.	The column heading “Paramount/Warner Bros. Merger Agreement” in the tabular comparison of key terms of Paramount’s December 4 Improved Proposal against the Netflix Transaction that Warner Bros. selected, in the section of the Offer to Purchase entitled “Background of the Offer; Other Transactions with Warner Bros.”, is hereby amended and replaced with “December 4 Improved Proposal”. Additionally, references to “Global Linear Networks” are hereby revised to refer to “Global Networks”.

18.	The eighth paragraph of the section of the Offer to Purchase entitled “Fees and Expenses” is hereby amended and restated in its entirety as follows:

Paramount has retained Okapi Partners LLC as information agent in connection with the Offer. The information agent may contact holders of the Shares by mail, e-mail, telephone or in person and may request brokers, dealers, commercial banks, trust companies and other nominees to forward material relating to the Offer to beneficial owners of the Shares. Paramount will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Paramount agreed to indemnify the information agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. Federal securities laws.

19.	References in the Offer to Purchase to the “Delaware General Corporate Law” are hereby revised to refer to the “Delaware General Corporation Law”.

20.	The documents in Exhibits (a)(5)(L)-(P) to this Amendment are deemed to be incorporated into the Offer to Purchase as Annex B thereto.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(K)	Press Release of Paramount, dated December 22, 2025.

(a)(5)(L)	Form of Agreement of and Plan of Merger

(a)(5)(M)	Form of Subscription Agreement between Paramount, The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended, and Lawrence J. Ellison

(a)(5)(N)	Form of Ellison Guarantee by and among The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended, Lawrence J. Ellison and Warner Bros.

(a)(5)(O)	Form of Subscription Agreement between Paramount and RedBird Capital Partners Fund IV (Master), L.P.

(a)(5)(P)	Letter from The Lawrence J. Ellison Revocable Trust, dated December 21, 2025

(b)(1)	Amendment No. 1 to Commitment Letter, dated as of December 22, 2025, by and among Paramount, Bank of America, N.A., BofA Securities, Inc., Citigroup Global Markets Inc., Apollo Global Funding, LLC and Apollo Capital Management, L.P.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2025

PARAMOUNT SKYDANCE CORPORATION

By:	/s/ Stephanie Kyoko McKinnon
	Name:	Stephanie Kyoko McKinnon
	Title:	General Counsel

Prince sub inc.

By:	/s/ Stephanie Kyoko McKinnon
	Name:	Stephanie Kyoko McKinnon
	Title:	General Counsel